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                         May 14, 2020

       Todd B. Johnson
       Principal Executive Officer
       ProShares Trust II
       7501 Wisconsin Avenue
       Suite 1000E
       Bethesda, MD 20814

                                                        Re: ProShares Trust II
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2020
                                                            File No. 333-238175

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Dana Brown at 202-551-3859 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Finance